UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
March 28, 2024
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2500
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On March 28, 2024, Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group”) announced its participation in the launch of a new Lloyd’s Syndicate 3123 with The Fidelis Partnership, formerly Fidelis MGU. Fidelis Insurance Group will participate as a co-investor, alongside The Fidelis Partnership and Hampden Agencies, contributing 9.9% of Syndicate 3123’s total capital requirement in respect of the second half of 2024. Fidelis Insurance Group will also take a variable quota share of the book of business underwritten by Syndicate 3123.

Syndicate 3123 will underwrite a diverse book of risks across multiple insurance and reinsurance classes including property catastrophe, credit, political violence, marine, and aviation. The syndicate has received in principle approval from Lloyd’s, with underwriting set to begin on July 1, 2024, subject to the completion of final approval by Lloyd’s. Syndicate 3123’s initial targets are to underwrite $180 million of Gross Written Premium (“GWP”) in the second half of 2024 and $450 million in aggregate in 2025, and Fidelis Insurance Group will indirectly participate in a portion of this business through its provision of capital to, and its reinsurance of, Syndicate 3123.

Fidelis Insurance Group’s participation in Syndicate 3123 aligns with its strategy to facilitate consistent access to the most attractive risks by creating new opportunities, including, for example through Lloyd’s enhanced distribution channels and strong ratings. We believe that this participation will further enhance Fidelis Insurance Group’s efforts to deliver consistently compelling returns through the cycle and create value for our shareholders and all other stakeholders. Inclusive of the Fidelis Insurance Group’s quota share participation in respect of Syndicate 3123, we continue to expect our 2024 GWP growth will be broadly in line with 2022-23 growth.

A copy of the press release issued by The Fidelis Partnership is attached hereto as Exhibit 99.1.

Safe Harbor Regarding Forward-Looking Statements

This 6-K contains, and our officers and representatives may from time to time make, “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “target,” “believe,” “project,” “estimate,” “expect,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change.

Actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors, including those disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC, as well as subsequent filings with the SEC available electronically at www.sec.gov. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated March 28, 2024

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated:March 28, 2024	By:	/s/ Janice Weidenborner
	Name:	Janice Weidenborner
	Title:	Group Chief Legal Officer